
United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

November 3, 2017
Date of report *(date of earliest event reported)*


Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices, and Telephone No.	IRS Employer Identification No.
000-49965	**MGE Energy, Inc.** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53788 (608) 252-7000 mgeenergy.com	39-2040501
000-1125	**Madison Gas and Electric Company** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53788 (608) 252-7000 mge.com	39-0444025

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company. [ ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [ ]

Item 2.02. Results of Operations and Financial Condition.

On November 3, 2017, MGE Energy, Inc. (the Company) issued a press release announcing its third quarter 2017 earnings. The Company is furnishing a copy of that press release as Exhibit 99.1 to this report.

This combined Form 8-K is being furnished separately by the Company and Madison Gas and Electric Company. Information contained herein relating to any individual registrant has been furnished by such registrant on its own behalf. Neither registrant makes any representation as to information relating to the other registrant.

Item 9.01. Financial Statements and Exhibits.

(a)   Financial statements of businesses acquired: None
(b)   Pro forma financial information: None
(c)   Shell company transactions: None
(d)   Exhibits.

Exhibit No.	Description
99.1	Press release of MGE Energy, Inc., issued on November 3, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.
Madison Gas and Electric Company
(Registrants)

Date: November 3, 2017   /s/ Jeffrey C. Newman

Jeffrey C. Newman
Executive Vice President, Chief Financial Officer,
Secretary and Treasurer

MGE Energy, Inc.
Madison Gas and Electric Company

Exhibit Index to Form 8-K
Dated November 3, 2017

Exhibit No.	Description
99.1	Press release of MGE Energy, Inc., issued on November 3, 2017.

EXHIBIT 99.1

News

MGE Energy Reports Third-Quarter Earnings

Madison, Wis., Nov. 3, 2017—MGE Energy, Inc. (Nasdaq: MGEE) today reported earnings for the three months ended Sept. 30, 2017, of $26.6 million, or 77 cents per share, compared to $27.9 million, or 80 cents per share, for the same period in the prior year.

During the third quarter of 2017, electric net income decreased due to a 5.4% decrease in electric retail sales reflecting lower customer demand due to cooler weather, particularly in August, when compared to warmer weather for the same month in 2016. The average temperature in August was 67 degrees compared to 73 degrees in the prior year. Normal average temperature in August is 70 degrees.

About MGE Energy
MGE Energy is a public utility holding company. Its principal subsidiary, Madison Gas and Electric, generates and distributes electricity to 149,000 customers in Dane County, Wis., and purchases and distributes natural gas to 154,000 customers in seven south-central and western Wisconsin counties. MGE's roots in the Madison area date back more than 150 years.

MGE Energy, Inc.
(In thousands, except per share amounts)
(Unaudited)

Three Months Ended September 30,	2017	2016
Operating revenue	$139,539	$136,717
Operating income	$43,001	$46,527
Net income	$26,629	$27,880
Earnings per share (basic and diluted)	$0.77	$0.80
Weighted average shares outstanding (basic and diluted)	34,668	34,668

Nine Months Ended September 30,	2017	2016
Operating revenue	$422,825	$405,820
Operating income	$102,462	$104,270
Net income	$61,472	$61,058
Earnings per share (basic and diluted)	$1.77	$1.76
Weighted average shares outstanding (basic and diluted)	34,668	34,668

Contact
Steven B. Schultz
Corporate Communications Manager
608-252-7219 | sbschultz@mge.com